Exhibit 99.1

Spreadtrum Communications to Host Conference Call on June 29, 2011

SHANGHAI, June 29, 2011 /PRNewswire-Asia-FirstCall/ -- Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, will host a conference call at 8:00 am (Eastern) on Wednesday, June 29, 2011, which is 8:00 pm (Hong Kong) on Wednesday, June 29, 2011. The conference call may be accessed by calling:

Region	Phone Number
United States / International	+1 617 597 5380
- Hong Kong	+852 30021672
- United Kingdom	+44 2073658426 / +44 2073654163 / +44 2073658425
- China 400	4008811630 / 4008811629
Participant Passcode	"SPRD" or "Spreadtrum"

A live webcast of the conference call and replay will be available in the investor relations section of the Company's website. Webcast Link:

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=212408&eventID=4145323

About Spreadtrum Communications

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market.  Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management.  Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements.

For more information, please visit: www.spreadtrum.com